AB 3/4

KA 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]

11016861

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8-65885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	Georgia	30345
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Slovin, President & CEO — (678) 954-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, PC
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, Clive Slovin, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 10, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA J. SWYGERT
MY COMMISSION EXPIRES
NOTARY PUBLIC
APRIL 17, 2012
HENRY COUNTY, GA

Sandra J. Swygert

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

Financial Statements
and Supplemental Information

December 31, 2010

The Strategic Financial Alliance, Inc.

Contents
December 31, 2010

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Financial Alliance, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 23, 2011

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	1,274,826
Certificate of deposit		256,129
Restricted cash		100,000
Commissions receivable		665,120
Other receivables		134,708
Prepaid expenses		195,723
Property and equipment		102,413
Total assets	$	2,728,919
Liabilities and Stockholder's Equity		
Liabilities:		
Short-term notes payable	$	151,738
Commissions payable		999,899
Due to affiliates		72,756
Capital lease obligation		26,089
Accounts payable and accrued expenses		274,319
Total liabilities		1,524,801
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,867
Retained earnings		641,094
Total stockholder's equity		1,204,118
	$	2,728,919

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Income Statement
For the Year Ended December 31, 2010

Revenue:		
Commissions and fees	$	14,125,924
Other income		1,826,123
Interest income		6,955
		15,959,002
Expenses:		
Commissions		12,889,918
General and administrative		2,713,136
		15,603,054
Income before income taxes		355,948
Provision for income taxes		139,200
Net income	$	216,748

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2010	15,650	$ 157	$ 562,867	$ 424,346	$ 987,370
Net income	-	-	-	216,748	216,748
Balance at December 31, 2010	15,650	$ 157	$ 562,867	$ 641,094	$ 1,204,118

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	216,748
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		50,312
Changes in assets and liabilities:		
Commissions receivable		(134,763)
Other receivables		(59,896)
Prepaid expenses		(9,732)
Commissions payable		375,884
Due to affiliates		3,838
Accounts payable and accrued expenses		217,809
Net cash provided by operating activities		660,200
Cash flows from investing activity:		
Purchases of property and equipment		(28,383)
Net cash used in investing activities		(28,383)
Cash flows from financing activities:		
Change in due to Parent		119,674
Payments under capital lease		(3,881)
Borrowings under short-term notes payable		186,183
Repayments of short-term notes payable		(178,654)
Net cash provided by financing activities		123,322
Net increase in cash and cash equivalents		755,139
Cash and cash equivalents at beginning of period		519,687
Cash and cash equivalents at end of period	$	1,274,826

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for interest	$	4,827
Cash paid during the period for income taxes	$	-
Acquisition of computer equipment and software through capital lease obligations	$	33,498

See accompanying notes to financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003, and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, private placements, interests in limited partnerships and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Limited partnership commission revenues and the related commission expenses are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and investing in cash equivalents with stable financial institutions.

Restricted Cash

Restricted cash is held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax basis of the Company's assets and liabilities.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company and for estimated income taxes incurred by the Company. Total amounts owed to the Company by the Parent at December 31, 2010 were $50,904 and expenses of the Company paid by Parent totaled $1,320,803 during 2010.

The Parent has a bonus pool agreement in place for the year ended December 31, 2010. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $1 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $1 million of EBTDA, plus 10% of any excess above $2 million in EBTDA. The Company's portion of the bonus pool allocated to it by the Parent for 2010 (included in the $1,320,803 above) was $136,000.

The Parent has a stock option plan under which employees of the Parent and registered representatives of the Company may receive options to purchase shares of the Parent's stock. The expense of these options is recorded by the Company at the fair value of the options. During 2010, options to purchase 23,900 shares of stock were issued to employees of the Parent and to registered representatives of the Company. The aggregate fair value of these options was not significant. These options remain outstanding as of December 31, 2010.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2010 of $21,089. As of December 31, 2010, the amount due to SFA Insurance Services, Inc. was $21,852.

Included in other receivables in the accompanying balance sheet is a note receivable from an affiliate. The note has a three year term and an outstanding balance of $63,833 as of December 31, 2010.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2010 follows:

Office and computer equipment	$121,723
Furniture and fixtures	55,764
Computer software	125,960
	303,447
Less accumulated depreciation	201,034
	$102,413

Depreciation expense associated with property and equipment was $50,312 in 2010.

During 2010 the Company entered into a capital lease agreement for $29,970 of computer equipment and $3,528 of computer software. The capital lease has a term of 36 months with monthly payments of $1,090 including imputed interest at 10.58%. Future payments under the capital lease are as follows:

Year Ending December 31	Amount
2011	$13,080
2012	13,080
2013	3,270
Total Minimum Lease Payments	29,430
Less: Amount representing interest	3,341
Present Value of Net Minimum Lease Payments	$26,089

Depreciation expense for 2010 and accumulated depreciation as of December 31, 2010 for assets under capital lease was $8,375.

Note 4: Short-Term Notes Payable

The short-term notes payable at December 31, 2010 are summarized as follows:

October 2010, original principal balance $173,689 term note; interest at 2.45%; 10 monthly installments of principal and interest of $17,564; matures August 2011; unsecured	$139,234
December 2010, original principal balance $12,504 term note; interest at 2.45%; 8 monthly installments of principal and interest of $1,584; matures August 2011; unsecured	12,504
	$151,738

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$117,700
State	21,500
Total	$139,200

The income tax expense for 2010 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and non-deductible expenses, primarily meals and entertainment expenses.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2010, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2007. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2010. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments

The Company leases office space. At December 31, 2010, aggregate minimum rent commitments under operating leases with initial terms of one year or more consisted of the following:

Year	Amount
2011	$ 69,341
2012	71,202
2013	73,064
2014	74,460
Total	$288,067

Rental expense amounted to $128,855 for 2010.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2010, the Company had net capital of $729,746, which was $628,092 in excess of its required net capital.

* * * * *

Supplemental Information

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, and exemption from Rule 15c3-3, reconciliation of net capital, and computation for determination of reserve requirements at December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 23, 2011

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2010

Total stockholder's equity	$	1,204,118
Deduct amounts not allowable for net capital:		
Commissions receivable		152,394
Property and equipment		102,413
Prepaid expenses		195,723
Total stockholder's equity qualified for net capital		753,588
Deduction:		
Other		20,000
Net capital before haircuts on securities positions (tentative net capital)		733,588
Haircuts on securities:		
Other securities		3,842
Net capital	$	729,746
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	101,654
Excess net capital	$	628,092

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2010 and the calculation of net capital per the audited financial statements as of December 31, 2010 of The Strategic Financial Alliance, Inc.

See independent auditors' report and accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to The Strategic Financial Alliance, Inc. as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. The Strategic Financial Alliance, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In planning and performing our audit of the financial statements and supplementary data of **The Strategic Financial Alliance, Inc.** (the "Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 23, 2011

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2010, which were agreed to by The Strategic Financial Alliance, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DEC. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE 15*15
2200 CENTURY PKWY NE STE 500
ATLANTA GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

RECEIVED DEC 20 2010

Name and telephone number of person to contact respecting this form.
Clive Slovin 678-954-4002

2. A. General Assessment (item 2e from page 2) $ 22,415

B. Less payment made with SIPC-6 filed (exclude interest) (9,398)
July 31, 2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 13,017

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,017

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,017

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Strategic Financial Alliance, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11 day of FEBRUARY, 2011.

President + CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1, 20 10
and ending DEC. 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,959,002
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,179,991
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	159,912
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	46,657
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	1,601,574
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,827	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	4,827
Total deductions	6,992,961
2d. SIPC Net Operating Revenues	$ 8,966,041
2e. General Assessment @ .0025	$ 22,415

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